UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: _________
CUSIP NUMBER: _________

NOTIFICATION OF LATE FILING

(Check one):   ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

 For Period Ended:           June 27, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________________

PART I
REGISTRANT INFORMATION

Pericom Semiconductor Corporation

Full Name of Registrant

Former Name if Applicable

3545 North First Street

Address of Principal Executive Office (Street and Number)

San Jose, CA 95134

City, State and Zip Code

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pericom Semiconductor Corporation (the “Company”) will not be able to file its report on Form 10-K for the fiscal year ended June 27, 2009 within the prescribed time period without unreasonable effort and expense. The Company intends to file its Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The delay is related to the Company’s previously announced review of accounting matters relating to the first three fiscal quarters of fiscal 2009 and the additional time required to complete the financial restatements for those periods, as well as finalization of the results for the full year.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Angela Chen (Name)	408 (Area Code)	435-0800 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Form 10-Q for the quarterly period ended March 29, 2009, the Company’s fiscal 2009 revenues for the first three quarters were $99.0 million which was approximately 18% below revenues of $120.4 million for the same period of the prior year due to the economic downturn which resulted in declining end-market demand and inventory reduction initiatives across the supply chain. While the Company has not yet finalized its 2009 revenues, it is expected they will be in the range of $128.0 to $130.0 million, as compared with $163.7 million in fiscal 2008, a reduction of approximately 21% to 22%.

This Form contains forward-looking statements as defined under the Securities Litigation Reform Act of 1995.  Forward-looking statements in this Form include statements regarding the Company’s intention to file its Form 10-K within the 15 day extension period provided by Rule 12b-25 and its expectations as to the revenues it will report for fiscal 2009.   The Company’s actual results could differ materially from what is set forth in such forward-looking statements due to various factors, including that there might be unexpected delays in completing the financial restatements and finalizing the Form 10-K and that the accounting review might lead to changes in the revenue reported for fiscal 2009.

Pericom Semiconductor Corporation

 (Name of Registrant, as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 10, 2009	By:	/s/ Angela Chen, CFO

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